Exhibit 1.01

McDermott International, Inc.

Conflict Minerals Report

For the reporting period from January 1, 2017 to December 31, 2017

1.	Introduction

This Conflict Minerals Report (this “Report”) of McDermott International, Inc. (together with its consolidated subsidiaries, “McDermott,” “we” or “us”) has been prepared pursuant to Rule 13p-1 promulgated by the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (together with Form SD adopted by the SEC pursuant to its Release No. 34-67716, the “Conflict Minerals Rule”), for the reporting period January 1, 2017 to December 31, 2017 (the “Reporting Period”). The Conflict Minerals Rule addresses disclosure of certain information when an SEC registrant manufactures or contracts to manufacture products and any one or more of the minerals specified in the Conflict Minerals Rule are necessary to the functionality or production of those products. The specified minerals are gold, as well as columbite-tantalite (coltan), cassiterite and wolframite and their respective derivatives tantalum, tin and tungsten (collectively, the “Covered Minerals”). The “Covered Countries” for the purposes of the Conflict Minerals Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

On May 10, 2018, McDermott completed its combination with Chicago Bridge & Iron Company N.V. (together with its consolidated subsidiaries, “CB&I”) pursuant to the terms of a Business Combination Agreement (the “Combination”). As a result of the Combination, since CB&I was previously obligated to make filings under the Conflict Minerals Rule, the Conflict Minerals Rule requires McDermott to report on products manufactured, or contracted to be manufactured, by CB&I during the Reporting Period for which Covered Minerals were or may have been necessary to their functionality or production.

Since McDermott and CB&I were subject to differing conflict minerals policies and procedures during the Reporting Period, this Report separately provides the required information relating to products manufactured, or contracted to be manufactured, by each of McDermott and CB&I during the Reporting Period.

During the Reporting Period, McDermott manufactured, or contracted to manufacture, Covered Projects (as defined in Section 3.A. below) for customers and CB&I manufactured, or contracted to manufacture, Covered Products (as defined in Section 3.B. below), for which Covered Minerals were or may have been necessary to their functionality or production.

2.	Company Overview

During the Reporting Period, McDermott provided integrated engineering, procurement, construction and installation (“EPCI”) and module fabrication services for upstream field developments worldwide. Providing fully integrated EPCI services, McDermott delivers fixed and floating production facilities, pipeline installations and subsea systems from concept to commissioning.

During the Reporting Period, CB&I provided a wide range of services, including conceptual design, technology, engineering, procurement, fabrication, modularization, construction, commissioning, maintenance, program management and environmental services to customers in the energy infrastructure market throughout the world. In addition, for part of the Reporting Period, CB&I was a provider of diversified government services.

3.	Description of McDermott Projects and CB&I Products Covered by this Report

A.	Description of McDermott Projects Covered by this Report

This Report relates to McDermott projects: (1) for which Covered Minerals were or may have been necessary to the functionality or production; (2) that were manufactured, or contracted to be manufactured, for customers by McDermott; and (3) for which the manufacture was completed during the Reporting Period. These projects (the “Covered Projects”) include the following:

•	offshore oil and gas platforms, including piles, modules, living quarters, wellhead decks, production decks, deck upgrades and jackets as well as modules for integration into onshore plants and systems;

•	subsea installations, including modules, manifolds, support frames, pipeline end terminals (PLETs) and pipeline end manifolds (PLEMs); and

•	subsea pipelines and cables, including reeled and traditional laid in various diameters, lengths, materials, insulations and coatings.

B.	Description of CB&I Products Covered by this Report

This Report also relates to CB&I products: (1) for which Covered Minerals were or may have been necessary to the functionality or production of that product; (2) that were manufactured, or contracted to be manufactured, by CB&I; and (3) for which the manufacture was completed during the Reporting Period. These products are referred to in this Report collectively as the “Covered Products.”

During the Reporting Period, CB&I was organized into four operating groups. The CB&I Reporting Period findings are described in this Report, in their entirety, within the format of these operating groups, which are described as follows:

•	Engineering & Construction – Engineering and Construction provides engineering, procurement, and construction (“EPC”) services for major energy infrastructure facilities.

•	Fabrication Services – Fabrication Services provides fabrication of piping systems, process and nuclear modules; fabrication and erection of steel plate structures; manufacturing and distribution of pipe and fittings; and engineered products (including engineering, procurement and fabrication for heat transfer equipment and gas processing, hydrogen and sulfur recovery technologies) for the oil and gas, petrochemicals, water and wastewater, mining, mineral processing and power generation industries.

•	Technology – Technology provides licensed process technologies and catalysts for use in petrochemical facilities and oil refineries, and offers process planning and project development services and a comprehensive program of aftermarket support. Technology also has a 50%-owned unconsolidated joint venture that provides licensed technologies, engineering services and catalyst, primarily for the refining industry.

•	Capital Services – Until the completion of the sale of CB&I’s Capital Services operations effective as of June 30, 2017, Capital Services provides comprehensive maintenance services, environmental engineering and remediation, infrastructure EPC services, program management, and disaster response and recovery for private sector customers and governments.

4.	Reasonable Country of Origin Inquiry and Due Diligence

A.	McDermott’s Reasonable Country of Origin Inquiry and Due Diligence Efforts

We conducted, in good faith, a reasonable country of origin inquiry (“RCOI”) that we believe was reasonably designed to determine whether any of the Covered Minerals that were necessary to the functionality or production of the Covered Projects originated in any of the Covered Countries and whether any of such Covered Minerals may have been from recycled or scrap sources.

We commenced our RCOI process by determining, based on an annual review and analysis of our supplier base, specific suppliers that we determined might have provided materials or components containing Covered Minerals necessary to the functionality or production of the Projects (the “In-scope Suppliers”). The In-scope Suppliers were requested to provide information regarding the presence and sourcing of Covered Minerals used in the materials supplied to McDermott. Information was collected and stored using an online platform provided by a third-party vendor, Source Intelligence. This supplier engagement consisted of the following steps:

•	Upon identifying In-scope Suppliers (either in the Reporting Period or previously), an introductory communication was issued by McDermott to the In-scope Suppliers describing the compliance requirements, introducing them to Source Intelligence and requesting their cooperation in providing the requested information;

•	Source Intelligence issued communications to the In-scope Suppliers, providing further information on the compliance requirements and information on how to access the online platform and requesting completion of the Conflict-Free Sourcing Initiative’s Conflict Minerals Reporting Template (the “CMR Template”);

•	various reminder emails were issued to each non-responsive In-scope Suppliers, further requesting completion of the CMR Template; and

•	In-scope Suppliers who remained non-responsive during the Reporting Period were contacted by Source Intelligence via telephone and offered additional assistance, including but not limited to, further information about the Conflict Minerals Rule, an explanation of why the information was being collected, a review of how the information would be used and clarification regarding how the information needed could be provided.

Approximately 23% of the In-scope Suppliers responded to our requests. Of those responsive In-scope Suppliers, approximately 27% responded that Covered Minerals were contained within the products or materials they provided to McDermott. Based on the information we obtained in the RCOI process, we believe that certain of the Covered Projects may contain Covered Minerals originating from the Covered Countries. Accordingly, we undertook due diligence efforts to determine the source and chain of custody of such Covered Minerals.

McDermott exercised due diligence on the source and chain of custody of the Covered Minerals contained in the Covered Projects. McDermott’s due diligence measures were designed based on the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”).

McDermott’s due diligence measures included the following:

•	Maintained a Conflict Minerals Policy, which is available on McDermott’s Web site at: http://s22.q4cdn.com/787409078/files/doc_downloads/governance_documents/McDermott-Conflict-Minerals-Policy.pdf

•	Utilized an internal, cross-functional team to support supply chain due diligence.

•	Undertook actions, including the engagement of a third-party vendor, Source Intelligence, to increase transparency over the supply chain.

•	Applied internal measures to strengthen engagement with suppliers, including through contractual representations from suppliers that they do not procure Covered Minerals from the Covered Countries.

•	Requested that suppliers complete a questionnaire on the CMR Template to identify Covered Minerals smelters or refiners and associated countries of origin.

•	Identified smelters or refiners in the supply chain, to the extent practicable, based on information provided by suppliers.

•	Evaluated supplier responses for plausibility and consistency, by cross-referencing against other supplier responses and publicly available information concerning smelters or refiners identified.

•	Reported findings of the RCOI and due diligence processes to senior management.

B.	CB&I’s Reasonable Country of Origin Inquiry and Due Diligence Efforts

CB&I conducted a good faith RCOI that was designed to determine whether any of the Covered Minerals necessary to the production or functionality of the Covered Products originated in the Covered Countries. CB&I also exercised due diligence on the source and chain of custody of such Covered Minerals. Like McDermott’s, CB&I’s due diligence measures were also designed to conform to the framework in the OECD Guidance.

CB&I’s supply chain relating to the Covered Products is complex, and there are numerous third parties in the supply chain between the source of Covered Minerals and CB&I as a manufacturer of the Covered Products. CB&I does not purchase Covered Minerals directly from mines, smelters or refiners. Therefore, CB&I has implemented processes and procedures to allow it to obtain information from its supply chain regarding the origin of Covered Minerals that are included in the Covered Products. CB&I believes that the smelters and refiners of Covered Minerals are best situated to identify the sources of Covered Minerals, and therefore has taken steps to work with suppliers to confirm the country of origin of any supplied Covered Minerals.

CB&I’s due diligence process commenced with the identification of any products that might contain Covered Minerals within CB&I’s varied business units. A wide net was cast to identify products at this stage of the diligence process. CB&I found potential Covered Products within three of its four operating groups: Fabrication Services, Technology and Capital Services. Once the product lines containing Covered Products were identified, CB&I identified all suppliers of those products possibly containing Covered Minerals and requested information from each supplier to obtain information about Covered Minerals. The results of this exercise were as follows:

CB&I’s Fabrication Services and Technology group collectively determined that they had 78 suppliers in the Reporting Period that potentially provided products containing Covered Minerals. Of those, 49 suppliers stated that their products did not contain Covered Minerals. The remaining 29 stated that their products did contain Covered Minerals, of which 7 stated that their minerals were not from a Covered Country and 22 stated that the minerals were of an unknown origin.

CB&I’s Capital Services group determined that it had 25 suppliers in the Reporting Period that potentially provided products containing Covered Minerals. Each of those 25 suppliers stated that its products did not contain Covered Minerals.

The products reviewed by CB&I included forgings, castings, pipe, coil tubing, fabricated pipe supports, steel plates, steel sheets, structural shapes, chemicals, catalysts, feed stocks and coatings. These products are made from various types of raw material, including alloy, stainless, carbon, nickel and other specialty metals.

5.	Determination

A.	McDermott Determination

Many of McDermott’s In-scope Suppliers provided responses with smelter or refiner facilities information based on a company or divisional level, rather than a product-level specific to the materials and components we use. As such, and based on the limitations discussed in Section 4.A. above, McDermott does not have sufficient information to determine all of the facilities used to process Covered Minerals necessary to the functionality or production of the products or the countries of origin of those Covered Minerals.

Our efforts to determine the mine or location of origin of the necessary Conflict Minerals with the greatest possible specificity are set forth in Section 4.A above.

Because McDermott is a downstream user of Covered Minerals, we rely on the representations and information provided by its In-scope Suppliers. As a result, incomplete or inaccurate information provided by the In-scope Suppliers could affect the accuracy or completeness of the information set forth above or other information contained in this Conflict Minerals Report.

B.	CB&I Determination

As set forth in Section 4.B above, CB&I conducted an analysis of its products and found that certain CB&I manufactured products contain Covered Minerals that are necessary to the production or functionality of those products. CB&I believes these products are subject to the reporting obligations of the Rule.

Based on the information obtained pursuant to the due diligence process, CB&I believes that many of the Covered Minerals contained in its products did not originate in a Covered Country. However, CB&I does not have sufficient information with respect to all Covered Products to determine the country of origin of all of the Conflict Minerals in the Covered Products.

6.	Steps to Mitigate Risks Relating to Covered Minerals

McDermott intends to continue improving its supply chain due diligence efforts via the following measures, in an effort to mitigate the risk that any Covered Minerals necessary to the functionality or production of products manufactured, or contracted to be manufactured, for customers by McDermott benefit armed groups in any of the Covered Countries:

•	Develop and implement a uniform Conflict Minerals Policy that will apply to the combined operations of McDermott and CB&I for the period following the completion of the Combination.

•	Continue to assess the presence of Covered Minerals in its supply chain.

•	Continue to communicate expectations with regard to supplier performance, transparency and sourcing.

•	Attempt to increase the response rate from our suppliers in our RCOI and due diligence processes, and work with our responding suppliers to improve the content of their responses, including reporting at a product-specific level.

•	Continue to compare RCOI results to information collected via independent conflict free smelter validation programs such as the Conflict Free Sourcing Initiative’s Conflict Free Smelter program.

•	Educate suppliers about Covered Minerals and the importance of obtaining information about the source of any used in our products.

The foregoing statements made in this Section 6 are forward-looking statements and, as such, are subject to the cautionary statements and disclaimers set forth under the caption “Cautionary Statement Concerning Forward-Looking Statements” in Item 1 of Part 1 of our Annual Report on Form 10-K for the year ended December 31, 2017.